Example Template : 77O



DEUTSCHE MASSACHUSETTS TAX-FREE FUND


N-Sar April 1, 2015 - September 30, 2015




Security Purchased	Cusip 	"Purchase/
Trade Date"	 Size (Shr) of Offering 	Offering Price
of Shares	Total ($) Amt of Offering	 Amt of
shares Purch by Fund 	% of Offering Purchased by
Fund	% of Funds Total Assets	Brokers	Purchased
From
PT Mitra Keluarga Karyasehat Tbk	BBG00875ZS03
	3/13/2015		$1.31	$344,961,240
	$18,773	0.01%		KRESNA, MS,
UBS, DB	UBS